

Crowdfunding Offering Statement

February 2018



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Wichita Falls Brewing Company LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Wichita Falls Brewing Company LLC, a Texas limited liability company ("**Wichita Falls Brewing**" or the "**Issuer**"). The Securities, in the form of promissory notes in increments of $100 (each, a "**Note**" and together, the "**Notes**"), will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $75,000 and maximum of $125,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

I. SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. Each NPA is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. **By investing in the Securities, investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing.

Issuer

Offering Amount	Minimum of $75,000 and maximum of $125,000
Offering Period	Until 11:59 PM of April 30, 2018 or earlier as described below.
Minimum Investment	$100
Closing and Escrow Process	Investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period and the minimum Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment.
	NextSeed will notify investors if the minimum Offering Amount has been met. Unless the Issuer raises at least the minimum Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of the Offering Period	If the Issuer raises at least the minimum Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days

	prior to the new end date.
Material Changes to the Offering	If the Issuer determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Revenue Sharing Percentage	7.5% of each month's gross revenue, starting with the first full month in which the Issuer generates revenues
Investment Multiple	1.45x Investors will each receive in the aggregate 1.45x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.
Payment	The Issuer will make monthly payments based on the relevant revenue sharing percentage
Maturity	If the investors have not been paid in full within 48 months after the Closing (commencing with the first full month after the Closing), the Issuer is required to promptly pay the entire outstanding balance to the investors.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	**GoldStar Trust Company, a trust only branch of Happy State Bank.**

[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

NextSeed Fee	There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs.
Security Interest	The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes. This security interest will be junior to security interests granted to two other loans. See Section II for more details.
Tax Considerations	The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA. The NPA may only be modified with the consent of all investors and the Issuer.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II. DESCRIPTION OF BUSINESS CAPITALIZATION

Overview

Because the Issuer was formed recently, the Issuer's operations are limited and there are no historical results of operation to report. The Issuer anticipates that the total cost of the project will be approximately $725,000. The Issuer expects to fund the buildout with approximately $55,000 in tenant improvement contributions, $40,000 in a city 4B grant, $205,000 in equipment financing, $300,000 from private investors, and a maximum of $125,000 through this Offering. If the Issuer is able to complete a successful Offering, the members of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the project cost. Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Class A Membership Interests	700	700	Both Class A and Class B Members have certain voting rights as described in the Company Agreement of the Issuer ("Company Agreement"). 80% consent of all members are required for a merger, an interest exchange, a conversion, a sale of all or substantially all of the Issuer's assets, or removal of a manager. 2/3 consent is required to amend the Company Agreement, increase the number of managers, and/or admit additional members.	N/A
Class B Membership Interests	300	300	Class B Members have the right to appoint an observer on the board of managers. Class B Members' consent is required for any proposed transaction that would dilute or impair the interests of existing Class B Members.	N/A

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Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each such beneficial owner.

Name	Percentage Owned by Such Person
Matt Bitsche	30.5% of Class A Membership Interests
Russ Reynolds	29.5% of Class A Membership Interests

Note: The members identified herein are holders of equity interests – Class A Membership Interests - in the Issuer, distinct from the Securities offered to investors through the Offering. While members may have certain voting rights under the operating agreement of the Issuer, the Securities are debt securities and their terms are governed solely by the NPA and the accompanying notes. Please see Section VII – "Certain Legal Matters and Tax Considerations" – for more information. For the avoidance of doubt, the members may not limit, dilute or qualify the Securities issued pursuant to this Offering.

Other Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
31 May 17	4(a)(2)	Class A Membership Interests	700 units ($2,000)	Buildout of the brewery
1 Jun 17-30 Jan 18	4(a)(2)	Class B Membership Interests	300 units ($300,000)	Buildout of the brewery

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness:

Creditor(s)	Amount Outstanding	Interest Rate	Payment schedule	Maturity Date	Other Material Terms
Equipment loan from landlord	$205,000	6% APR	Interest only for Year 1; $4,777.25 per month for the next 60 months	Sep, 2024	Loan secured by the brewing equipment (mash tun cooler, boil kettle, liquor tanks, fermenters, and serving tanks.
Private loan	$75,000	8% APR	No payments for 6 months; $935.00 per month for the next 120 months	Mar, 2028	Loan secured by other taproom equipment (glycol chiller, coolers, a/v equipment, sinks, keg washer, etc.

The two loans described above are senior loans, with priority over the Securities offered through this Offering. In the event of default, the assets secured in favor of the creditors described above shall first be used to satisfy such creditors' claims.

III. KEY PERSONS

Board of Managers

The Issuer is governed by a board of managers consisting of Matt Bitsche, Russ Reynolds, David Day and Jeff McKnight. The board of managers are responsible for all operations of the Issuer, except in certain circumstances as described in *Section II – "Description of Business Capitalization"*.

Matt Bitsche

Manager, *Inception - Present*

Matt has come home to Texoma to launch this new venture. He will be responsible for brewing, distribution and brewery operations. Founder and head brewer of Austin's Infamous Brewing brewery and distributor, Matt built the company from scratch to a worth of $4.5M in just five years (2012 to 2016). His beers have been featured in The New York Times and have won numerous national awards. Matt was also the manager of Door Systems Wichita Falls from 2016 to Nov. 2017.

Russ Reynolds

Manager, *Inception - Present*

Russ is responsible for business planning and marketing. He earned his B.A. and Business Foundations Certificate from the University of Texas and his MBA from Trident University International. A career Air Force pilot, Russ recently co-founded the University of Texas "AFROTC Det. 825 Alumni Network Scholarship" and has so far raised over $10k in memory of a fallen comrade. He shares a desire to grow this company while transitioning to the reserves and making Texoma home. Russ currently serves as an instructor pilot in the United States Air Force, since 2007.

David Day

Manager, *Inception - Present*

David is a seasoned entrepreneur, involved in running several small businesses in the Wichita Falls area such as Greenleaf Consulting Corp, Kingfish Interests, LLC, an oil & gas company, and Microquant, LLC, a trading company.

Jeff McKnight

Manager & General Counsel, *Inception - Present*

Jeff is an experienced entrepreneur and attorney. He runs The Law Offices of Jeff McKnight in Wichita Falls, and is the owner of several other local small businesses such as Far From Cheap, LLC, WM Aviation, LLC, CMP Eagle Funding (partner), GGM Properties, LLC and Eastwood Energy Group LLC.

IV. USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$75,000	$125,000
Less: Offering Expenses[2]	Up to $7,500	Up to $12,500
Net Proceeds	At least $67,500	At least $112,500
Use of Net Proceeds	Bottling line upgrades and more kegs for distribution	If the Offering Amount is $100,000 - Increased fermentation capacity in the form of either a 10 or 20-barrel fermenter. If the Offering Amount is $125,000 - Renovation to a 2,500 sq ft event space, repurposing of an unsightly alley behind the building as an outdoor beer garden, purchase of lab equipment for monitoring sanitation, quality control and yeast health.

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[2] NextSeed charges a percentage of the total Offering Amount (10%) as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.

V. FINANCIAL STATEMENTS

Current Financial Statements (Unaudited)

Because the Issuer was formed recently, the Issuer's current financial statements only reflect the startup costs incurred thus far. Please see Appendix A for the financial statements as well as the full review report by the Issuer's accountant.

Pro Forma Financial Statement

To illustrate the earning potential of Wichita Falls Brewing, the Issuer is providing a summary of its 4-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies in the food and beverage services sector, as well as the extensive working knowledge of the officers through operating other businesses around the country. The key revenue drivers and other operating assumptions have been benchmarked against industry standards and reflect the ongoing growth prospect and cost.

Wichita Falls Brewing Co		Year 1		Year 2		Year 3		Year 4	
Sales:									
Beverage		759,590.00	100.00%	782,377.70	100.00%	805,849.03	100.00%	830,024.50	100.00%
	TOTAL SALES	759,590.00	100.00%	782,377.70	100.00%	805,849.03	100.00%	830,024.50	100.00%
Cost of Sales:									
Beverage		108,776.20	14.32%	112,039.49	14.32%	115,400.67	14.32%	118,862.69	14.32%
	TOTAL COST OF SALES	108,776.20	14.32%	112,039.49	14.32%	115,400.67	14.32%	118,862.69	14.32%
Gross Profit		650,813.80	85.68%	670,338.21	85.68%	690,448.36	85.68%	711,161.81	85.68%
Payroll:									
Salaries & Wages		89,239.60	11.75%	98,163.56	12.55%	107,979.92	13.40%	118,777.91	14.31%
Employee Benefits		39,849.33	5.25%	39,849.33	5.09%	41,841.80	5.19%	43,933.89	5.29%
	TOTAL PAYROLL	129,088.93	16.99%	138,012.89	17.64%	149,821.72	18.59%	162,711.80	19.60%
	PRIME COST	237,865.13	31.31%	250,052.38	31.96%	265,222.39	32.91%	281,574.49	33.92%
Other Controllable Expenses:									
Direct Operating Expenses		12,780.00	1.68%	12,780.00	1.63%	12,780.00	1.59%	12,780.00	1.54%
Music & Entertainment		960.00	0.13%	1,104.00	0.14%	1,214.40	0.15%	1,335.84	0.16%
Marketing		5,040.00	0.66%	6,048.00	0.77%	7,257.60	0.90%	8,709.12	1.05%
Utilities		27,000.00	3.55%	27,810.00	3.55%	28,644.30	3.55%	29,503.63	3.55%
General & Administrative Expenses		9,780.00	1.29%	10,073.40	1.29%	10,375.60	1.29%	10,686.87	1.29%
Repairs & Maintenance		5,400.00	0.71%	5,400.00	0.69%	5,400.00	0.67%	5,400.00	0.65%
	TOTAL OTHER CONTROLLABLE EXPENSES	60,960.00	8.03%	63,215.40	8.08%	65,671.90	8.15%	68,415.46	8.24%
	CONTROLLABLE PROFIT	460,764.87	60.66%	469,109.92	59.96%	474,954.74	58.94%	480,034.55	57.83%
Occupancy Costs & Depreciation									
Occupancy Costs		37,519.18	4.94%	38,644.76	4.94%	39,804.10	4.94%	40,998.22	4.94%
Depreciation & Amortization		56,562.35	7.45%	56,562.35	7.23%	56,562.35	7.02%	56,562.35	6.81%
Other (Income) Expenses									
Other (Income)		-	0.00%	-	0.00%	-	0.00%	-	0.00%
Interest Expense		11,474.89	1.51%	9,165.50	1.17%	6,737.96	0.84%	4,186.22	0.50%
Other Expense		-	0.00%	-	0.00%	-	0.00%	-	0.00%
NET INCOME BEFORE INCOME TAXES		355,208.45	46.76%	364,737.31	46.62%	371,850.33	46.14%	378,287.76	45.58%
NextSeed revenue sharing loan repayment [1]		56,969.25		58,678.33		60,438.68		5,163.75	

(1) Assumes a NextSeed offering of $125,000. If the final offering size is less than $125,000, the total payments may be paid sooner.

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VI. RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

The Issuer's success will depend on its brand perception, in part, upon the popularity of their establishment and the customer's experience. The Issuer intends to reinforce and extend positive brand perception, including by providing a training program for its employees to ensure a high quality of customer service. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues.

Investors not as experienced with the brewpub model see the traditional risk associated with restaurants up front. According to the Brewer's Association, as of 2016 only 46% of brewpubs closed in the last 35 years compared to 60% of restaurants. 2017 numbers from craftbrewingbusiness.com show a slightly lower (51.2%) success rate. However, the 'microbrewery' model, as opposed to a brewpub, has a success rate of 76%. Wichita Falls Brewing holds a brewpub license but will operate more like a production microbrewery with a taproom. The food that is served in house is from a food truck that we merely have a working relationship with and the Issuer plans to grow the distribution to a point that it is half of total revenue within 3 years. The Issuer has significantly less overhead with the absence of a kitchen and all of the employees associated with that side of the house. Additionally, the team already has experience with operating a very successful microbrewery which is still in operation and growing quickly.

However, if the Issuer overestimates the demand for its business or underestimates the popularity of its competition, the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer preferences. The Issuer's dependence on walk-in customers and taproom sales will decrease as its production capacity increases. Over the last few decades, major hits to the industry have included some hop shortages associated with both limited supply and varietals in addition to higher prices. Most breweries have been able to offset these periods with long term hop contracts, raising prices, making beers with less hops, or a combination of all of it. However, any failure by the Issuer to anticipate and respond to changing customer preferences could make the Issuer's business less appealing and adversely affect business. If the Issuer does not achieve a certain level of revenue, the financial performance will be seriously and negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

Industry Risks

The Issuer will face significant competition from other restaurants, bars and breweries, which could adversely affect business and financial performance. The brewpub industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits.

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Reputational Risks

Adverse publicity concerning brewpubs and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Competition Risks

The market for brewpubs is competitive and the Issuer may need to compete with other established competitors. The Issuer competes with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. The entrance of new competitors into the Issuer's markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from restaurants & bars or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues.

Management Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the Issuer's ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of the Issuer's leadership, such as the head brewer. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

However, as the equipment gets installed, the head brewer will train assistant brewers on the engineering and assembly of our brewhouse. When we start production, he will train them on all the processes associated with brewing on the system. It is important to have backup personnel but we are also investing in assistant brewers that can take additional work shifts as production ramps up. The likelihood of the head brewer leaving under controllable circumstances is very low as he is also the President of the Issuer and has substantial investment in the project.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees, including brewmasters. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

A significant portion of the Issuer's service staff will be tipped employees and are accordingly paid the minimum wage. State, federal and local legislators have advocated significant increases in the minimum wage during recent years. The Issuer has no control over increases in the minimum wage. However, when the minimum wage is increased, it may be difficult for the Issuer to pass along increased payroll costs to guests due to the competitiveness of the breweries. As a result, increases in the minimum wage could have a material adverse impact on the Issuer.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. The Issuer will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that the Issuer offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability of the Issuer, regardless of the quality and safety of products offered by the Issuer.

Operational Risks

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

Financing Risks

The Issuer has not yet commenced operations and has not generated any revenue to date. In order to begin business operations, the Issuer will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if the Issuer does not obtain additional financing, including the financing sought in this offering, the business will likely fail.

Real Estate Risks

The Issuer is planning to open in Wichita Falls. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer.

The Issuer is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;

- receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by the Issuer will be issued;

- development costs incurred for projects that are not pursued to completion;

- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;

- ability to raise capital; and

- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated.

Food Safety Risks

While the Issuer's food is sourced from an adjacent food truck, the Issuer considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Issuer's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Issuer's store or those of competitors, could harm customers and otherwise result in negative publicity about the Issuer or the products the Issuer serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Issuer could be forced to temporarily close. In addition, the Issuer may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability of the Issuer, regardless of the quality and safety of products offered by the Issuer.

Legal Risks

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Alcohol Sale Risks

The Issuer is subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by the Issuer to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business and its operating and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Issuer has not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

The Issuer is subject to state "dram shop" laws, which generally allow a person to sue the Issuer if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the Issuer's. A judgment against the Issuer under a dram shop law could exceed the Issuer's liability insurance coverage policy limits and could result in substantial liability and materially adversely affect the Issuer's results of operations. The Issuer's inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, the Issuer could be adversely affected by negative publicity resulting from such laws.

The most recent change to Texas law with regard to the brewpub industry did impact the Issuer in a small (negative) way. "House Bill 3287, now current law, makes no change to the requirements or processes of any current independent craft brewer operating in Texas. This bill reaffirms the definition of a craft brewer in this State and sets the industry on a path of continued, record breaking growth," said Goldman, the bill's author. What the bill does hurt, according to breweries, is the ability to expand as it reduced the number of barrels per year that defined the line of whether or not a brewery could utilize traditional on-premise sales in their business model. Many argue that this devalued many breweries overnight. The number of barrels associated with these laws is 225,000. The Issuer's hope is to get to 2,000 barrels sometime in the next 5 years so these laws do not particularly concern the Issuer. It was merely a step in the wrong direction for the industry as a whole.

Other than that, recent changes have been in favor of the brewpub model, and with increased lobbying from entities such as the 'Texas Brewers Guild', the Issuer hopes to see laws more in line with states that favor small craft breweries in the future.

Alcohol Investment Risks

Alcohol beverage control regulations may limit an Investor's ability to hold interests in the Issuer. For example, Texas laws and regulations generally do not allow a person from holding financial interests in both manufacturers and distributors of alcoholic beverages and retailers of alcoholic beverages, and local regulators may require disclosure of Investors' personal information to verify their eligibility to invest in the Issuer. In the event that Texas laws and regulations do not allow an Investor to hold the Securities, such Investor may be required to transfer its interests in the Securities to the Issuer as described in the NPA. If a number of Investors are ineligible to hold the Securities, it could materially adversely affect the Issuer's financial condition.

Environmental Risks

The Issuer is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While the Issuer is providing a lien on its assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither the Issuer nor NextSeed guarantees payment or investor returns.

Risks Relating to Financial Forecasts

The financial forecasts provided by the Issuer herein are reasonable forecasts by the Issuer based upon assumption of stable economic conditions and other various assumptions regarding the operations of the Issuer. The validity and accuracy of these assumptions will depend in large part on future events over which the Issuer and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS OF THE ISSUER WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

nextseed

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Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any existing or future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

Moreover, the Securities offered through this Offering are junior in priority, as the Issuer has obtained two loans with senior security interests. Therefore, in the vent the Issuer is unable to service its debt obligations, any proceeds from the sale of assets used to secure the interests of the two senior loans shall first be applied to repay such senior loans before any payments are made to the holders of Securities. There is no guarantee that it will have sufficient assets to make full payment to the investors.

Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate or consult with other operations in Wichita Falls area similar to the Issuer, including operations utilizing the brand associated with the Issuer. Such other businesses will be owned by entities other than the Issuer, which may not have an identity of ownership interest with the Issuer. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of the Issuer's operations and on the Issuer due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to the Issuer for profits derived from such other such activities

nextseed

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VII. CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

nextseed

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(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest

Certain Tax Considerations

The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Portal undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer offers bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: wichitafallsbrewing.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

Financial Statements with Review Report

WICHITA FALLS BREWING COMPANY LLC

FINANCIAL STATEMENTS

As of
December 31, 2016

Together with
Independent Accountants' Review Report

dbbmckennon

Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

Wichita Falls Brewing Company LLC
Index to Financial Statements
(Unaudited)

i



dbbmckennon

Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Members
Wichita Falls Brewing Company LLC
Wichita Falls, Texas

We have reviewed the accompanying financial statements of Wichita Falls Brewing Company LLC, which comprise the balance sheet as of December 31, 2016 and the related statements of operations and members' equity and cash flows for the period from December 16, 2016 ("Inception") to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Dbb Mckennon

Newport Beach, California
December 28, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

WICHITA FALLS BREWING LLC
BALANCE SHEET
(Unaudited)

		December 31, 2016
Assets		
Current assets -		
Cash	$	-
Total current assets		-
Property and equipment, net		568
Total assets	$	568
Liabilities and Members' Equity		
Current liabilities -		
Accounts payable	$	-
Total current liabilities		-
Total liabilities		-
Commitments and contingencies (Note 3)		-
Members' Equity		568
Total liabilities and members' equity	$	568

See accompanying notes to the financial statements and independent accountants' review report.

WICHITA FALLS BREWING COMPANY LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
(Unaudited)

	December 31, 2016
Revenues	$ -
Operating Expenses -	
General and administrative	50
Total operating expenses	50
Net loss	$ (50)
Beginning members' equity	-
Members' contributions	2,000
Contribution receivable	(1,382)
Ending members' equity	$ 568

See accompanying notes to the financial statements and independent accountants' review report.

WICHITA FALLS BREWING COMPANY LLC
STATEMENT OF CASH FLOWS
(Unaudited)

		December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(50)
Net cash provided by operating activities		(50)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(568)
Net cash used in investing activities		(568)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		618
Net cash provided by financing activities		618
Increase in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non cash investing and financing activities:		
Contribution receivable from founders	$	1,382

See accompanying notes to the financial statements and independent accountants' review report.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Wichita Falls Brewing Company LLC (the "Company") is a Texas limited liability company originally formed on December 16, 2016, and then on June 12, 2017, was restructured to update the ownership to the current structure. The financial statements of Wichita Falls Brewing Company LLC (which may be referred to as the "Company", "we," "us," or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Wichita Falls Brewing Company will provide a quality product and a unique experience to Wichita Falls and the surrounding areas. We will make, serve, and distribute multiple styles of craft beer, as well as cater to domestic beer and wine consumers in our tap room.

Going Concern
To date the Company has limited operations. The Company will incur significant additional pre-opening costs for the build-out of the planned facility, as well as working capital during initial months of operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a private placement, bank equipment financing and our proposed Regulation Crowdfunding campaign. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

See the accompanying independent accountants' review report.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, damages to facility or equipment, employment laws, consumer tastes and trends, negative press, or competition from larger breweries. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Revenue Recognition
The Company will recognize revenues from brewery sales when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. The Company will defer revenues if a right of return exists. To date, no revenue has been generated.

Income Taxes
The Company is a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

New Accounting Standards
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical

See the accompanying independent accountants' review report.

expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The company is currently reviewing the provisions of the new standard.

NOTE 3 – COMMITMENTS AND CONTIGENCIES

In June 2017, the Company entered into a 72-month commercial single tenant property lease for the site of the proposed brewery location in Wichita Falls, Texas. The monthly lease payments range from $2,500 to $3,449 over the term of the lease. The following is the payout schedule for minimum lease payments as of June 2017.

2017	$	17,500
2018		35,630
2019		37,731
2020		38,868
2021		40,037
Thereafter		58,631
	$	228,397

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – MEMBER'S EQUITY

Upon Inception, the Company was formed with a singular owner and was subsequently amended to restructure and reflect the following founders' capital structure: 700 of 1,000 units were issued as member Class A units for capital contributions of $2,000. Of this amount, $1,382 was contributed subsequent to Inception. There were 300 outstanding units unassigned to either Class A or B.

Profit and Loss Allocations
Losses shall be allocated: First, among the owners in proportion to and to the extent that such owners have received cumulative net allocations of profits for, which profits have not otherwise been offset by allocations of losses; and second, to the owners pro rata based on their relative capital account balances.

Profits shall be allocated: First, to the owners previously allocated losses to the extent such losses have not previously been offset by allocations of profits; and second, the remaining profits, if any, shall be allocated pro rata among owners based on their relative percentage interests.

Ordinary Distributions
From time to time, but not less often than annually as of December 31 of each calendar year, the Board of Managers shall, by majority vote, determine in its reasonable judgment whether and to what extent (if any) the Company's cash on hand exceeds its current and anticipated needs, including, without limitation, for operating expenses, debt service, acquisitions, and a reasonable contingency reserve. If such an excess exists, the Board of Managers shall cause the Company to distribute to the owners, in accordance with their percentage interests an amount in cash equal to no more than that excess. The Board of Managers may also cause property of the Company other than cash to be distributed to the owners, however, no owner has the right to demand and receive any distribution from the Company in any form other than money.

See the accompanying independent accountants' review report.

Tax Distributions

The managers may, by majority vote, cause the Company to make cash distributions ("tax distributions") to all owners, pro rata in accordance with their relative positive tax distribution amounts, until all positive tax distribution amounts are reduced to zero. tax distributions shall be calculated after giving effect to allocations for the period to which the tax distributions relate. Tax distributions shall be in anticipation of and shall reduce the amounts otherwise distributable to the recipient as quickly as possible. Amounts withheld and paid to a taxing authority with respect to an owner shall be treated as tax distributions made to such owner.

Non-Dilution; Non-Impairment

No further dilution or impairment of any interest(s) of any Class B Members (beyond the dilution they experience in connection with approved offerings) by means of (i) the issuance of any additional units in the Company or (ii) the incurrence of additional debt in the name of the Company (other than ordinary course of business "OCB" Debts, which the managers shall be authorized to incur on the Company's behalf without the necessity of obtaining the consent of the members), shall be permitted, except as may otherwise be approved by the affirmative written consent of any and all Class B Member(s) whose interest(s) would thereby be diluted or impaired.

Priority Distributions to Class B Members

Until each of the Class B Member's cash position has been reduced to zero ($0) (i.e., such members have had their entire cash capital contributions returned to them), each Class B Member will be entitled to receive the following "priority distributions": 10% of net non-OCB debt financing: An amount equal to such Class B Member's percentage interest; divided by the total of all percentage interests then owned by Class B owners multiplied by: 10% of any net debt financing (other than OCB Debt), obtained by the Company, after deduction of all closing costs and related fees and expenses; and two (2) times the percentage interest in cash flows: An annual distribution equal to such Class B Member's percentage interest; multiplied by two (2); multiplied by The Company's net cash flow, if any (as determined by the managers for each Class B Member, the "priority cash flow distribution"); provided however, that the total of all priority cash flow distributions made to Class B Members in any fiscal year of the Company shall not exceed the Company's net cash flow plus 10 % of net non-OCB debt financing for such fiscal year.

For the avoidance of doubt, the priority distributions to Class B Members will automatically cease and terminate (and will not thereafter recommence) with respect to each Class B Member on the date all of the Class B Members' cash positions have been reduced to zero ($0) (i.e., such members have had their entire cash capital contributions returned to them).

Priority Distributions to Remaining Owners

The remainder, if any, of the Company's annual net cash flow after the priority distributions to Class B Members shall be distributed solely to owners other than Class B Members on a pro rata basis in accordance with their respective percentage interests, until all Class B Members' cash positions have been reduced to zero from and after which, the Company's net cash flow shall be distributed to all owners on a pro rata basis in accordance with their respective percentage interests.

Private Offering

In July and August of 2017, the Company sold 125 Class B units in a private offering for aggregate proceeds of $125,000. 75 of these units were issued to related parties.

NOTE 5 – SUBSEQUENT EVENTS

See Note 4 for subsequent equity issuances.

In August 2017, the Company entered into promissory note for an equipment lease for the principal amount of $203,417 at a 6% annual interest rate and a maturity date of 60 months. There is an annual interest rate on matured unpaid amounts of 12%. Interest in the amount of $1,017 per month is due and payable monthly beginning September 1, 2017 and continuing through and including August 1, 2018. Beginning September 1, 2018 and continuing though and including August 1, 2022, principal and interest on the unpaid principal balance, in the amount of $4,777 per month, is due and payable monthly. On August 1, 2022, the unpaid principal balance and accrued unpaid interest will be payable in full.

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 28, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.



